Form 10-K, Exhibit 13
period 1996-12-31
OMNI INSURANCE GROUP INC
filed 1997-03-27
CIK 906786

                                    [LOGO]

                     ======================================
                           OMNI INSURANCE GROUP, INC.
                              1996 ANNUAL REPORT

                              A Decade of Progress

                                   1986-1996

                                      1996

OMGR completes its first decade of service to the independent agent!

Gross premiums written exceed $100 million for the first time.

State of Illinois approves redomestication of Omni Indemnity from Georgia to Illinois.

Omni Insurance purchases Omni General Agency, Inc., a Texas managing general agency, and begins operations in Texas through a fronting arrangement with Gainsco County Mutual Insurance Company.

OMGR expands actuarial and product management staff, providing additional depth to pricing; builds field adjustment staff, allowing improved claims service while lowering costs.

State of Illinois approves redomestication of Omni Insurance from Georgia to Illinois.

Omni Insurance expands its operations to Tennessee.

Omni Indemnity is rated "A- Excellent" by A.M. Best Company.

Omni Indemnity begins operations.

Omni Insurance expands its operations to Louisiana.

Initial public offering is completed on July 28, 1993, raising net proceeds of $28.1 million. Common stock begins trading on The Nasdaq Stock Market under the symbol OMGR.

OMGR purchases Hannover's 42% ownership.

Omni Insurance is rated "A- Excellent" by A.M. Best Company, an independent, nationally recognized publisher and rating service.

Gross premiums written exceed $50 million for the first time.

Omni Insurance expands its operations to Alabama, Florida, Kentucky, Mississippi and Virginia.

Omni Insurance issues its first policy in December 1986.

Ownership of Sunbelt Life Insurance Company, previously wholly owned by Moore, is transferred to OMGR. Certificate of Authority amended to underwrite in Georgia as a direct, multi-line property-casualty insurer. Name later changed to Omni Indemnity Company (Omni Indemnity).

Omni Insurance Group, Inc. (OMGR) is incorporated under laws of the state of Georgia as an insurance holding company, owned 58% by Moore and 42% by HHI. Ownership of Omni Insurance Company (Omni Insurance), previously wholly owned by HHI, is transferred to OMGR. Certificate of Authority amended to underwrite in Georgia as a direct, multi-line property-casualty insurer.

Dudley L. Moore, Jr. and Hannover Holdings, Inc. (HHI), a subsidiary of Vereinigte Haftpflict Versicherung enter into an agreement to form a corporate holding company to market and underwrite nonstandard automobile insurance.

                                 Company Profile

                Omni Insurance Group, Inc. ~ 1996 Annual Report


     Omni Insurance Group, Inc., a holding company formed in 1986, is dedicated solely to serving a niche segment of the U.S. private passenger automobile insurance market. Through its licensed and regulated insurance company subsidiaries, Omni Insurance Company and Omni Indemnity Company, the Company underwrites insurance for drivers who are unable to obtain coverage from insurers at standard or preferred rates, designated "nonstandard" for such reasons as unsatisfactory prior driving records, limited driving experience, lapsed prior coverage, other restrictive underwriting criteria or abnormal market conditions. The companies market their product exclusively through more than 3,200 independent insurance agencies in nine states.

     Omni Insurance Company and Omni Indemnity Company are rated "A- Excellent" by A.M. Best Company, an independent, nationally recognized publisher and rating service. The common stock of Omni Insurance Group, Inc. is traded on The Nasdaq Stock Market under the symbol "OMGR."

[MAP of states in which the Company operates and is licensed]



                              Table of Contents

Financial Highlights                                                          3
Letter to Stockholders                                                        4
Selected Financial Data                                                       8
Management's Discussion and Analysis                                          9
Consolidated Financial Statements                                            14
Notes to Consolidated Financial Statements                                   18
Report of Independent Auditors                                               29
Directors and Corporate Officers                                             30
Stockholder Information                                                      31
Core Values                                                                  32

[LOGO]
  2

                              Financial Highlights

                Omni Insurance Group, Inc. ~ 1996 Annual Report


                                                     1996            1995
----------------------------------------------------------------------------
For the years ended December 31,
           Gross premiums written                $115,391,504     91,906,132
           Net premiums written                   101,954,184     89,517,458
           Net premiums earned                     90,880,336     87,594,428
           Total revenues                          95,026,034     91,829,238
           Net earnings                             4,861,751      2,688,530(a)
           Earnings per share                    $       0.85           0.47

At December 31,
           Total assets                          $149,223,486    125,674,924
           Total stockholders' equity              52,181,112     47,998,788
           Weighted average shares outstanding      5,700,150      5,700,150
           Book value per share                  $       9.15           8.42

Key ratios:
           Loss ratio                                    74.0%          75.7%
           Expense ratio                                 23.8           25.2(a)
                                                 ---------------------------
           Combined ratio                                97.8          100.9(a)
                                                 ===========================

         TOTAL REVENUES            NET EARNINGS         STOCKHOLDERS' EQUITY
            [GRAPH]                   [GRAPH]                 [GRAPH]
        1992      $36.1           1992      $ 3.4          1992      $16.8
        1993      $44.4           1993      $ 3.1          1993      $41.9
        1994      $87.4           1994      $ 2.7          1994      $42.5
        1995      $91.8           1995      $ 3.7 (a)      1995      $48.0
        1996      $95.0           1996      $ 4.9          1996      $52.2


(a) Excluding the provision for the premium tax assessment of $1,460,000 before tax or $999,000 after tax, pro forma net earnings would have been $3,687,530 and the pro forma expense ratio and combined ratio would have been 23.5% and 99.2%, respectively.

                                                                        [LOGO]
                                                                          3

                             Letter to Stockholders

                 Omni Insurance Group, Inc. ~ 1996 Annual Report

Dear Stockholder:

     The theme of this 1996 Annual Report to Stockholders is "A Decade of Progress." It is with great pride that we reflect on the accomplishments of Omni during our first 10 years and set the stage for our continued future growth.

     In June 1986, Omni Insurance Group, Inc. was incorporated; in late December of that same year, Omni Insurance Company sold approximately one dozen policies amounting to just under $10,000 in premiums! In fact, 1987 was our first full year of operation. Now, one decade later, we have reached a significant milestone.total premium volume exceeding $100 million. During this period, we also have increased stockholders' equity by almost $50 million, including $28 million from the sale of common stock and $22 million from net after-tax earnings. Since July 29, 1993, our shares have traded on The Nasdaq Stock Market under the symbol OMGR.

     Sales figures alone do not tell an entire story. Consideration of the quality and profitability of the business must also be taken into account. For example, a recent evaluation of a competitor revealed that while it was two times our size in premium volume, it only netted one-third as much profit. While the higher sales numbers are impressive, their value becomes much less significant when profit is inadequate.

   Premiums                         Total
   Written                          Assets

   1996    $100 million             1996    $149.2 million
   1986    $10,000                  1986    $10.2 million


     Market share is another factor by which some companies operate and measure their success...if they cannot be among the top three or four underwriters in a given state, they withdraw. In contrast, Omni strives for profitability in each of the markets it serves; we don't lower prices and therefore increase risk to gain market share. This approach means that Omni's business fluctuates from market to market as rates impact sales. Our goal is to underwrite profitable business in every market Omni serves, regardless of market share ranking.


                             Financial Performance

     IN CELEBRATING A "DECADE OF PROGRESS," WE'RE PLEASED TO REPORT THAT 1996 WAS A RECORD YEAR FOR OMNI IN TERMS OF PRODUCTION AND PROFITABILITY.

     Gross premiums written increased 26% to $115.4 million compared with $91.9 million for 1995. Texas continues to contribute to our production diversity while sales continue to improve in our existing markets. We have an excellent foundation for future growth with approximately 50% of current production coming from renewals. Net earnings for the year increased 81%


[LOGO]
   4
to a record $4.9 million, or $0.85 per share, compared with 1995 net earnings of $2.7 million, or $0.47 per share. Revenues for 1996 increased to a record $95.0 million compared with $91.8 million for 1995.

     The GAAP combined ratio, a key measure of profitability for the insurance industry, is the total of the expense ratio and the loss and loss adjustment expense ratio. Omni's GAAP combined ratio for the year improved to 97.8%, from 100.9% for 1995. Our loss and loss adjustment expense ratio for 1996 also improved to 74.0% compared with 75.7% for 1995. We continue to have one of the best underwriting expense ratios in our segment of the industry which allows us to price competitively against even the largest and most efficient competition.

                               Industry Overview

     From 1986 through 1995, the nonstandard segment of the private passenger automobile insurance market grew from 10.8% to 16.7%, almost three times greater than the rate of growth of the combined standard and preferred market segment. We believe that the size and growth of the nonstandard insurance market are a direct result of the underwriting restrictions and pricing methods used by most standard and preferred insurers. Other factors which affect the size of the voluntary nonstandard market are the level of rates adopted by state-administered involuntary automobile insurance plans, more rigid law enforcement and growth in driver population.

     In 1995, the total private passenger automobile insurance market was $104.2 billion, of which $17.4 billion was nonstandard. Estimates for 1996 are that the nonstandard portion of the market will be even larger than 1995. The trends we see today include increasing numbers of youthful drivers, more drivers being dropped from administered plans and a tiering or classification of drivers into risk categories. All of these make us confident that the growth of the nonstandard insurance market will continue.

     OUR ABILITY TO REACT QUICKLY AND INNOVATIVELY WITH BETTER PRODUCTS AND PRICING WILL ENSURE OUR PARTICIPATION IN THE GROWTH OF THIS DYNAMIC INDUSTRY.

     As the nonstandard market has grown and as many of the companies underwriting such risks have shown relative success, competition in our market continues to increase. With our extensive rate-making databases, actuarial knowledge, low expense ratio, superior customer service and ample capital adequacy, we are confident that we can compete effectively against both the larger and smaller nonstandard companies.

     Consolidation within the multi-line insurance industry has begun to penetrate the nonstandard automobile insurance market. Many of the 300-plus companies offering nonstandard auto insurance in the U.S. today are small, stand-alone companies with high expense ratios. As these companies find it more difficult to compete efficiently, consolidation in our industry can be expected; the transactions either closed or announced during 1996 are evidence that this trend is gaining momentum.


                                                                      [LOGO]
                                                                         5

                             A Decade of Progress

                                  1986 - 1996

     The combined captive and independent agency systems generate a significant majority of the personal lines insurance market. Nevertheless, the delivery system for insurance continues to evolve, and today we are seeing companies and agencies experiment with marketing through such channels as the Internet, direct response and other innovative forums. As we examine delivery alternatives and changes in technology, a high level of service and professionalism remains foremost in how our business will be conducted in the future.

                            1997 ... The Year Ahead

     Much has been said about the difficulty our industry will encounter on January 1, 2000, when computers must be able to distinguish between dates in the 1900s and dates in 2000 and beyond. Omni has been preparing for this watershed event since 1991; except for a few minor programs within our system which will be altered during 1997, we are already prepared to work with "YEAR 2000" data.

     Technologically, Omni is ahead of its competition in many respects. A system, however, is only as good as the procedures around which the system is used, and Omni consistently continues to refine and improve its technology and its internal systems and procedures. At year end, over 20% of our 3,200 independent agencies were conducting some portion of their business with us on-line -- applications are submitted, policies and endorsements are issued, claims are reported, policyholder payments are remitted, electronic mail is transmitted and many other functions are generated by on-line communication. As we move ahead in this area, our philosophy remains that excellent service can be maintained without sacrificing cost-effectiveness.

     The use of Omni appraisers allows us to improve our claim service while lowering cost. In the fourth quarter of 1995, 67% of our total claims were adjusted by staff appraisers employed full-time by Omni. During the same period of 1996, this number had increased to 80%. As we are able to attain more concentration of premium volume in certain areas, we plan for this percentage to continue to increase.

     In November 1996, Omni had its rating by A.M. Best Company reaffirmed as "A- EXCELLENT." We are gratified by this action and, over time, will continue to work toward enhancing our rating with this prestigious nonaffiliated firm.

     While Omni has always considered acquisitions to be one element of its growthstrategy, we have not been an aggressive acquiror to date. With the trend toward consolidation in the industry and with our current modest levels of reinsurance and no debt, acquisitions provide opportunities to further leverage our results. We have clearly defined acquisition criteria and will selectively pursue opportunities in the future.

[LOGO]
   6

                                  With Sincere
                                  Appreciation

     As we begin our second decade, it seems appropriate to thank the constituencies who have contributed so much to our current success. Thanks to all of our associates for their "get it right" attitude, for their dedication and enthusiasm and for what they have done and continue to do to make Omni the independent agent's first choice for specialty auto coverages. Sincere thanks to our independent agents who sell our fine products with a high degree of confidence that their customers will be served professionally and promptly. Thanks also to our shareholders who so diligently monitor our progress and encourage our success. Your input and feedback give us confidence in the decisions we make each day. We value this relationship and look forward to our continued progress.

[PHOTO of Dudley L. Moore, Jr. and J. Paul Kennedy]

                                   Conclusion

     Our primary focus remains on internal growth -- increased penetration in existing markets and selective geographic growth. However, during 1997 we will more aggressively pursue those opportunities available for combining with companies who could benefit from operational efficiencies, stronger management or financial capacity.

     During the past 10 years, we have demonstrated that we can meet and overcome adversity while maintaining a high standard of professionalism. We have emerged a stronger organization with increased market recognition and enhanced stockholder value. While gratified with our decade of progress, we recognize that the very nature of the nonstandard auto business is one of commitment to day-to-day improvement and consistent excellence in customer service. The business is constantly changing, and our challenge is to meet or exceed the challenges of change.

     THE EXCITEMENT FOR US IS THAT, OVER THE LONG HAUL, OMNI WILL CONTINUE TO SUCCEED IN DEALING WITH THESE CHANGES, ENHANCING STOCKHOLDER VALUE AND BUILDING ON ITS REPUTATION AS A KNOWLEDGEABLE MARKET LEADER.

Sincerely,


/s/ Dudley L. Moore, Jr.                   /s/ J. Paul Kennedy
------------------------------------       -------------------------------------
Dudley L. Moore, Jr.                       J. Paul Kennedy
Chairman and Chief Executive Officer       President and Chief Operating Officer


                                                                       [LOGO]
                                                                          7

                           Selected Financial Data

              Omni Insurance Group, Inc.  ~  1996 Annual Report


                                                            Years Ended December 31,
                                      -----------------------------------------------------------------------
                                          1996            1995             1994           1993        1992
                                      -----------------------------------------------------------------------
Statement of earnings data:
   Gross premiums written             $115,391,504     91,906,132       95,895,738    71,756,461   56,865,188
   Net premiums written               $101,954,184     89,517,458       98,810,667    46,062,986   36,613,338
   Net premiums earned                $ 90,880,336     87,594,428       83,703,832    41,813,970   34,092,269
   Total revenues                     $ 95,026,034     91,829,238       87,394,359    44,396,682   36,098,385
   Net earnings                       $  4,861,751      2,688,530(a)     2,745,847     3,122,665    3,441,162
   Weighted average
    shares outstanding                   5,700,150      5,700,150        5,700,106     4,424,932    3,500,000
   Net earnings per share             $        .85            .47              .48           .71          .98
                                      -----------------------------------------------------------------------

Balance sheet data:
   Total fixed maturities             $ 79,042,789     75,540,655       64,591,892    51,537,873   33,569,095
   Total equity securities            $    212,063        201,763          154,525       135,475      136,238
   Invested cash                      $  5,264,275      6,349,402       12,807,189     8,711,365    4,399,130
   Total assets                       $149,223,486    125,674,924      120,404,952   102,147,366   68,189,227
   Indebtedness                       $       --             --               --            --      2,750,000
   Stockholders' equity               $ 52,181,112     47,998,788       42,459,964    41,918,430   16,753,765
                                      -----------------------------------------------------------------------

Selected GAAP data:
   Loss ratio                                 74.0%          75.7             76.0          69.9         68.5
   Expense ratio                              23.8           25.2(a)          24.2          20.0         21.5
                                      -----------------------------------------------------------------------
   Combined ratio                             97.8%         100.9(a)         100.2          89.9         90.0
                                      =======================================================================


  (a) Excluding the provision for the premium tax assessment of $1,460,000 before tax or $999,000 after tax, pro forma net earnings would have been $3,687,530 and the pro forma expense ratio and combined ratio would have been 23.5% and 99.2%, respectively.

[LOGO]
  8

                      Management's Discussion and Analysis

                Omni Insurance Group, Inc. ~ 1996 Annual Report


     The information in this discussion is presented on the basis of generally accepted accounting principles ("GAAP") and should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                                    Overview

     Omni Insurance Group, Inc. ("Company" or "Omni") is a holding company composed of two insurance companies which underwrite nonstandard automobile insurance for individuals through approximately 3,200 independent insurance agencies in nine states. The Company's premium volume has increased substantially since its incorporation in 1986. Omni's growth is attributable to new policies written and the ability to renew a significant percentage of expiring policies. In the third quarter of 1995, Omni entered Texas; gross premiums written in this state grew from approximately $3.2 million in 1995 to over $23.5 million in 1996. The Company plans to enter two additional states in 1997 with modest volume anticipated in comparison to Texas. Economic, competitive and regulatory factors which affect the Company vary from state to state and are subject to change. The volume of the Company's business in particular states and territories within states is influenced by these factors. As a consequence, the volume of business in a particular state may fluctuate over time. The Company seeks to monitor these factors and adjusts its marketing strategies accordingly in order to maximize profits. The Company's operating strategy emphasizes profitability over market share. This operating strategy was reflected in the decrease in gross premiums written in 1995, which was a result of rate increases taken to improve the Company's margins.

     From 1989 through 1994, the Company utilized quota share reinsurance to manage its premium to surplus ratio and to support expansion of the Company's business. The capital resources provided by an initial public offering in 1993 enabled the Company to cancel the quota share treaty in effect at the time of the offering. This cancellation was effective January 1, 1994. Under the terms of this treaty, the Company was ceding 35% of all business written to the reinsurer. Effective December 31, 1994, the Company entered into another quota share treaty which reinsured 10% of all policies in effect on that date. This treaty expired and all reserves were recaptured effective December 31, 1995. For 1996, statutory surplus was $36.8 million and sufficient to support the current volume of business.

     Excess of loss reinsurance has been utilized to protect the Company from individual large losses. This excess of loss treaty has been in effect since 1988 with a reinsurer rated A++ by A.M. Best Company. Effective January 1, 1996, Omni entered into a reinsurance treaty with a reinsurer rated A+ by A.M. Best (hereinafter, the "new reinsurance treaty"). This treaty reinsures 80% of all comprehensive premiums and provides coverage in the event of a large weather-related loss. The commencement of this treaty impacted a number of the accounts and ratios during 1996 but resulted in a decrease in net income of only approximately $0.04 per share.

     The Company's investment philosophy is to achieve an attractive rate of return while preserving principal and maintaining a high level of quality. The Company maintains a diversified portfolio with over 99% of the portfolio in investment grade securities. At December 31, 1996 and 1995, the Company's portfolio consisted primarily of investments in fixed income and short-term securities.

                                                                       [LOGO]
                                                                          9

                      Management's Discussion and Analysis
                                  (continued)

                 Omni Insurance Group, Inc. ~ 1996 Annual Report


                             Results of Operations

YEAR ENDED DECEMBER 31, 1996, COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Gross premiums written increased 25.6% to a record $115.4 million during 1996 from $91.9 million during 1995. The increase in premiums is primarily attributable to an increase in the number of policies written and, to a lesser extent, rate increases. In its first full year of writing business, Texas produced $23.5 million in premiums written and became the Company's second largest state behind Florida at $31.1 million. A sizable portion of the Texas business has been written through an agency which has multiple branch offices controlled by a common ownership.

     Net premiums written increased 13.9% to $102.0 million. The difference in growth rates for gross and net premiums written reflects the impact of the new reinsurance treaty whereby approximately $9.9 million in premiums were ceded to the reinsurer. Net premiums earned increased 3.8% to $90.9 million. Without the new reinsurance treaty, net premiums earned would have been $97.3 million.

     At $4.1 million for the year ended December 31, 1996, net investment income decreased 3.7%. This was the result of a decrease in the average investable assets and a decrease in the average investment yield as higher yielding securities matured and were replaced by lower yielding (predominately tax-exempt) securities. Due primarily to changes in interest rates, the Company's unrealized gain in the investment portfolio was approximately $750,000, a decline from $1.8 million at year-end 1995.

     The Company's loss and loss adjustment expense ratio for 1996 was 74.0% compared with 75.7% in the previous year. Without the new reinsurance treaty, the net loss and loss adjustment expense ratio would have decreased to 73.2% for 1996. This is due to the premiums ceded having a lower loss and loss adjustment expense ratio than the Company has in the aggregate. The lower loss and loss adjustment expense ratio in 1996 was primarily attributable to the improvement in the Florida personal injury protection business from previous rate increases and agency management steps taken. Also aiding in the reduction of the loss and loss adjustment expense ratio was the expanded use of Omni staff appraisers to adjust our auto damage claims. During 1996, the Company had approximately $2.0 million of adverse development on the reserves established at year-end 1995, an improvement over the $3.4 million adverse development which occurred during 1995 on the reserves established at year-end 1994. This $2.0 million in development is primarily attributable to an increase in allocated loss adjustment expenses. The Company continues to closely monitor the adequacy of its rates and loss reserves and takes action when it believes necessary.

     Acquisition and operating expenses decreased to $21.6 million for the year ended December 31, 1996, from $22.1 million for the year ended December 31, 1995, for an expense ratio of 23.8% in 1996 compared with 25.2% in the previous year. Without the new reinsurance treaty, the expense ratio for 1996 would have been 24.4%; without the 1995 pre-tax provision of $1,460,000 for potential exposure in connection with the Florida premium tax case (see Note 10 in the Notes to Consolidated Financial Statements), the expense ratio for 1995 would have been 23.5%. This increase in the expense ratio is a result of the Company's operating expenses increasing due primarily to increased staffing levels and certain other volume-related expenses.


[LOGO]
  10

                      Management's Discussion and Analysis
                                  (continued)
                 Omni Insurance Group, Inc. ~ 1996 Annual Report


     The effective income tax rate was 21.2% for 1996 compared with 22.0% for 1995, or 24.9% before the 1995 provision for the Florida premium tax assessment. This decrease is primarily attributable to the release of the Company's tax reserve established for issues which arose during the 1992 - 1993 Internal Revenue Service audit (see Note 6 in the Notes to Consolidated Financial Statements). Without the release of this reserve, the effective tax rate would have been 26.0%. This increase in the effective tax rate is the result of a decrease in the tax-exempt interest as a percentage of total income before taxes.

     As a result of the foregoing factors, net earnings increased 80.8% to $4.9 million in 1996 from $2.7 million in 1995. Excluding the provision for the premium tax assessment, net earnings in 1996 increased 31.8% over 1995.

YEAR ENDED DECEMBER 31, 1995, COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Gross premiums written decreased 4.2% to $91.9 million during 1995 from $95.9 million during 1994. The decrease in premiums is primarily attributable to a decline in the number of policies in force as a result of rate increases taken in Florida and, to a lesser extent, rate increases taken elsewhere. This reduction in volume was anticipated and resulted from management's operating strategy to improve margins. This reduction also impacted net premiums written which decreased 9.4% to $89.5 million during 1995. This decrease in net premiums written was also due to the impact of the reinsurance transactions which occurred during 1994. The 1994 treaty cancellation resulted in $8.9 million in ceded premiums being returned to the Company. Offsetting this transaction was the cession of $3.5 million in unearned premiums on the quota share treaty that was effective December 31, 1994.

     Net premiums earned increased 4.6% to $87.6 million during 1995 from $83.7 million during 1994. This increase is attributable to the growth in business which occurred during 1994 that continued to be earned in 1995. Offsetting this increase were the effects of the quota share reinsurance treaty whereby 10% of the earned premium related to policies in effect at December 31, 1994 was ceded to the reinsurer.

     Net investment income increased 18.0% to $4.2 million, resulting from an increase in investable assets and an increase in the investment yield before investment expenses to 5.6%. The increase in investable assets is primarily attributable to the return from a reinsurer of $3.6 million which represents paid losses, ceded loss reserves for accident year 1993 and the contingent commission due upon the treaty cancellation. Additionally, the Company experienced an unrealized gain of approximately $4.3 million in its investment portfolio which resulted in a $1.5 million decrease to deferred income taxes and an after-tax increase of $2.8 million to stockholders' equity.

     The Company's loss and loss adjustment expense ratio for 1995 was 75.7% compared with 76.0% in the previous year. The decrease is primarily attributable to the improvement in the Florida personal injury protection business due to previous rate increases, commission reductions and agency management steps taken. Also aiding in the reduction of the loss and loss adjustment expense ratio was our ability to use Omni staff appraisers to adjust our auto damage claims. Some of Florida's improvement was offset by an increased frequency in physical damage claims.


                                                                      [LOGO]
                                                                         11

                      Management's Discussion and Analysis
                                  (continued)

                Omni Insurance Group, Inc. ~ 1996 Annual Report


Hurricane Opal resulted in loss payments of less than $200,000 which had a nominal impact on the loss ratio. Also, during 1995 the Company experienced adverse development of approximately $3.4 million on year-end 1994 reserves. This adverse development is attributable to the bodily injury portion of loss reserves and allocated loss adjustment expenses.

     The expense ratio for 1995 was 25.2% compared with 24.2% in the previous year. The increase is due to a pre-tax provision of $1,460,000 to establish a reserve for potential exposure in connection with the Florida premium tax case (see Note 10 in the Notes to Consolidated Financial Statements). Excluding this provision, the expense ratio decreased to 23.5% which was due in part to a decrease in agents' commission.

     The effective income tax rate remained relatively constant at 22.0% for 1995 compared with 21.6% for 1994.

     As a result of the foregoing factors, net earnings remained constant at $2.7 million in both 1995 and 1994. Excluding the provision for the premium tax assessment, net earnings would have been $3.7 million for 1995.

                        Liquidity and Capital Resources

     The Company's major sources of operating funds are dividends from Omni Insurance Company ("Omni Insurance") and payments received pursuant to a tax-sharing agreement between the Company and its subsidiaries. Therefore, the Company's liquidity will be dependent upon the earnings of Omni Insurance and the subsidiaries' ability to pay dividends and make tax-sharing payments to the Company.

     The principal sources of funds for the insurance subsidiaries are net premiums collected, investment income and proceeds from investments that have been sold, matured or repaid.

     The Company's net cash flows provided by operations for the years ended December 31, 1996, 1995 and 1994 were $3.8 million, $872,000 and $20.1 million, respectively. The improvement in cash flow for 1996 is due to the Company's lower net loss ratio compared to the prior year and the increase in gross premiums written. Cash flows for 1995 and 1994 were affected by a reinsurance treaty cancellation which resulted in receipts from the reinsurer of $3.6 million and $8.9 million, respectively. Without the treaty cancellation, cash flows for these years would have been $(2.7) million and $11.2 million, respectively. The decrease in cash flow for 1995 compared to 1994 was primarily the result of (i) the increased level of claim payments in 1995 resulting from the adverse loss results in 1994, (ii) the reduction in premium volume experienced in 1995 and (iii) changes in payment plans offered to insureds which decreased the average down payment received and increased the average number of installment payments.

     The Company's principal uses of funds are the payment of general corporate expenses. The principal uses of funds for the insurance subsidiaries are the payment of claims, acquisition and operating expenses and the purchase of investments.


[LOGO]
  12

                      Management's Discussion and Analysis
                                  (continued)

                 Omni Insurance Group, Inc. ~ 1996 Annual Report


     Net funds used in investing activities for the years ended December 31, 1996, 1995 and 1994 were $4.4 million, $1.5 million and $20.9 million, respectively. Company estimates of policy liabilities generally develop and are resolved over a period of less than three years; therefore, the Company has a relatively predictable schedule of cash needs. The Company also manages its investment activities to maintain adequate liquidity for operating purposes and to protect its policyholders and stockholders (that is, by attempting to match its liquidity with cash requirements). The Company's portfolio is heavily weighted toward intermediate fixed maturity securities, substantially all of which are investment grade. The Company has no real estate investments or mortgage loans. Historically, the Company has not experienced any "mismatches" related to liquidity management and none are anticipated. There are no foreseeable requirements to liquidate any investments prior to their scheduled maturities.

     Illinois (Omni Insurance's state of domicile) insurance laws and regulations impose certain restrictions on the amount of dividends that a company domiciled in the state may pay without prior regulatory approval. As a result, the maximum amount of dividends that Omni Insurance may pay without prior regulatory approval is the greater of (i) ten percent of the statutory policyholders' surplus as of the preceding December 31 or (ii) the statutory net income for the preceding calendar year, including a portion of its capital gains for such year, provided that dividends may only be paid to the extent of earned surplus. Omni Insurance has the ability to pay approximately $3.7 million of dividends to the Company during 1997.

     Effective with the 1994 statutory annual statement which is filed with the state Departments of Insurance, property/casualty insurers must disclose their risk-based capital ("RBC") position. RBC prescribes the level of capital and surplus which regulators deem necessary in order for an insurance company to prudently support its business and investments risks. For 1996, Omni Insurance and its insurance subsidiary, Omni Indemnity Company, each had total adjusted capital in excess of any current requirement.


                              Effects of Inflation

The effect of inflation on the Company has not been material in recent years.

                                                                      [LOGO]
                                                                        13

                          Consolidated Balance Sheets

                Omni Insurance Group, Inc. ~ 1996 Annual Report

                                                                 DECEMBER 31,   December 31,
                                                                    1996           1995
                                                               ----------------------------
ASSETS
Investments:
   Available for sale:
      Fixed maturities, at fair value                          $  79,042,789     75,540,655
      Equity securities, at fair value                               212,063        201,763
   Invested cash                                                   5,264,275      6,349,402
                                                               ----------------------------
      Total investments                                           84,519,127     82,091,820

Accrued investment income                                          1,525,704      1,392,261
Accounts receivable, principally premiums                         43,696,603     29,458,063
Reinsurance recoverables                                           1,548,971      1,019,551
Prepaid reinsurance premiums                                       5,028,048        985,013
Federal income taxes receivable                                       27,942           --
Deferred policy acquisition costs                                  9,542,558      7,672,865
Deferred income taxes                                              1,250,000        795,000
Property and equipment, net                                        2,084,533      2,260,351
                                                               ----------------------------
        Total assets                                           $ 149,223,486    125,674,924
                                                               ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Unpaid losses and loss adjustment expenses                  $  33,176,563     33,072,391
   Unearned premiums                                              49,722,892     34,606,009
   Funds held for reinsurance                                           --            4,832
   Accounts payable and accrued expenses                           6,543,261      2,821,321
   Drafts payable                                                  5,669,661      4,674,154
   Federal income taxes payable                                         --          797,878
   Reserve for premium tax assessment                              1,460,000      1,460,000
   Other liabilities                                                 469,997        239,551
                                                               ----------------------------
     Total liabilities                                            97,042,374     77,676,136
                                                               ----------------------------
Stockholders' equity:
   Common stock, par value $.01, authorized
      15,000,000 shares; issued and outstanding
      5,700,150 shares                                                57,002         57,002
   Additional paid-in capital                                     28,937,173     28,937,173
   Net unrealized (depreciation)
      appreciation on investment securities                           (5,245)       674,182
   Retained earnings                                              23,192,182     18,330,431
                                                               ----------------------------
      Total stockholders' equity                                  52,181,112     47,998,788


Commitments and contingencies (note 10)
                                                               ----------------------------
           Total liabilities and stockholders' equity          $ 149,223,486    125,674,924
                                                               ============================

See accompanying notes to consolidated financial statements.

[LOGO]
  14

                      Consolidated Statements of Earnings

                Omni Insurance Group, Inc. ~ 1996 Annual Report

                                                              Years ended December 31,
                                                   -------------------------------------------
                                                        1996            1995           1994
                                                   -------------------------------------------
GROSS PREMIUMS WRITTEN                             $ 115,391,504     91,906,132     95,895,738
                                                   ===========================================
NET PREMIUMS WRITTEN                               $ 101,954,184     89,517,458     98,810,667
                                                   ===========================================

REVENUES:
   Net premiums earned                             $  90,880,336     87,594,428     83,703,832
   Net investment income                               4,080,717      4,238,596      3,592,721
   Realized capital gains (losses)                        40,245           (564)       100,375
   Other income (loss)                                    24,736         (3,222)        (2,569)
                                                   -------------------------------------------
      Total revenues                                  95,026,034     91,829,238     87,394,359
                                                   -------------------------------------------

LOSSES AND EXPENSES:
   Losses and loss adjustment expenses, net           67,245,303     66,320,849     63,621,291
   Acquisition and operating expenses, net            21,612,474     20,599,434     20,269,985
   Provision for premium tax assessment                     --        1,460,000           --
                                                   -------------------------------------------
      Total losses and expenses                       88,857,777     88,380,283     83,891,276
                                                   -------------------------------------------
             Earnings before income taxes              6,168,257      3,448,955      3,503,083
                                                   -------------------------------------------

INCOME TAXES (BENEFIT):
   Current                                             1,411,506      1,111,425        955,236
   Deferred                                             (105,000)      (351,000)      (198,000)
                                                   -------------------------------------------
      Total income taxes                               1,306,506        760,425        757,236
                                                   -------------------------------------------
             Net earnings                          $   4,861,751      2,688,530      2,745,847
                                                   ===========================================
Net earnings per share                             $        0.85           0.47           0.48
                                                   ===========================================
Weighted average shares outstanding                    5,700,150      5,700,150      5,700,106
                                                   ===========================================


See accompanying notes to consolidated financial statements.

                                                                       [LOGO]
                                                                         15

                Consolidated Statements of Stockholders' Equity

                Omni Insurance Group, Inc. ~ 1996 Annual Report

                                             Common Stock                   Net unrealized
                                       -------------------------              appreciation
                                         Shares                  Additional  (depreciation)
                                        issued and                 paid-in    on investment  Retained     Treasury
                                        outstanding     Amount     capital     securities    earnings      stock          Total
                                        --------------------------------------------------------------------------------------------
Balance at
   December 31, 1993                    8,234,483      $82,345   36,309,730       30,301    12,896,054   (7,400,000)    41,918,430
Exercise of stock options,
   at $14.00 per share                        150            1        2,099         --            --           --            2,100
Change in accounting
   principle at January 1, 1994
   (net of deferred taxes
   of $499,000)                              --           --           --        968,420          --           --          968,420
Unrealized (depreciation)
   on investment securities
   (net of deferred tax
   benefit of $879,000)                      --           --           --     (3,174,833)         --           --       (3,174,833)
Net earnings                                 --           --           --           --       2,745,847         --        2,745,847
                                        -------------------------------------------------------------------------------------------
Balance at
   December 31, 1994                    8,234,633       82,346   36,311,829   (2,176,112)   15,641,901    (7,400,000)   42,459,964
Retirement of treasury stock           (2,534,483)     (25,344)  (7,374,656)        --            --       7,400,000          --
Unrealized appreciation
   on investment securities
   (net of deferred taxes
   of $1,469,000)                            --           --           --      2,850,294          --           --        2,850,294
Net earnings                                 --           --           --           --       2,688,530         --        2,688,530
                                        -------------------------------------------------------------------------------------------
Balance at
December 31, 1995                       5,700,150       57,002   28,937,173      674,182    18,330,431         --       47,998,788
Unrealized (depreciation)
   on investment securities
   (net of deferred tax
   benefit of $350,000)                      --           --           --       (679,427)         --           --         (679,427)
Net earnings                                 --           --           --           --       4,861,751         --        4,861,751
                                        -------------------------------------------------------------------------------------------
Balance at
   December 31, 1996                    5,700,150      $57,002   28,937,173       (5,245)   23,192,182         --       52,181,112
                                        ===========================================================================================



See accompanying notes to consolidated financial statements.



[LOGO]
  16

                     Consolidated Statements of Cash Flows

                Omni Insurance Group, Inc. ~ 1996 Annual Report

                                                                                 Years ended December 31,
                                                              -----------------------------------------------------------
                                                                  1996                   1995                   1994
                                                              -----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                $   4,861,751             2,688,530               2,745,847
  Adjustments to reconcile net
    earnings to net cash provided from operating activities:
    Amortization and depreciation                                 1,190,668               576,350                 843,250
    Deferred income taxes                                          (105,000)             (351,000)               (198,000)
    Changes in:
      Accounts receivable, principally premiums                 (14,238,540)           (4,520,838)             (7,477,324)
      Reinsurance recoverables                                     (529,420)            1,218,090               6,219,066
      Prepaid reinsurance premiums                               (4,043,035)            3,503,982               4,983,749
      Federal income taxes                                         (825,820)            1,011,425                (435,631)
      Deferred policy acquisition costs                          (1,869,693)             (903,735)             (3,532,152)
      Unpaid losses and loss adjustment expenses                    104,172               (50,771)              4,915,220
      Unearned premiums                                          15,116,883            (1,580,952)             10,123,086
      Funds held for reinsurance                                     (4,832)           (2,453,016)              2,457,848
      Accounts payable and accrued expenses                       3,118,097             1,021,376              (1,604,988)
      Drafts payable                                                995,507                70,786               1,612,615
      Reserve for premium tax assessment                                  -             1,460,000                       -
      Other, net                                                     56,754              (817,854)               (597,812)
                                                              -----------------------------------------------------------
               Net cash provided from operating activities        3,827,492               872,373              20,054,774
                                                              -----------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of investments                                (19,294,620)          (11,758,231)            (26,846,386)
        Maturities, calls, and paydowns of fixed maturities       8,632,110             1,917,773               4,953,599
        Sales of investments                                      5,525,025             2,652,421               5,909,626
        Decrease (increase) in invested cash                      1,085,127             6,457,787              (4,095,824)
        Purchases of property and equipment                        (553,823)           (1,358,268)               (864,915)
        Sales of property and equipment                             174,845               557,545                  60,177
                                                              -----------------------------------------------------------
               Net cash used in investing activities             (4,431,336)           (1,530,973)            (20,883,723)
                                                              -----------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Exercise of stock options                                         -                     -                   2,100
        Cash overdraft                                              603,844               658,600                 533,637
                                                              -----------------------------------------------------------
               Net cash provided by financing activities            603,844               658,600                 535,737
                                                              -----------------------------------------------------------
               Net decrease in cash                                       -                     -                (293,212)

        Cash at beginning of period                                       -                     -                 293,212
                                                              -----------------------------------------------------------
        Cash at end of period                                 $           -                     -                       -
                                                              ===========================================================
Supplemental cash flow information -
        cash payments during year for:
        Income taxes                                          $   1,850,000               600,000               1,390,867
                                                              ===========================================================
Supplemental schedule of noncash financing activities:
        Retirement of treasury stock                          $           -             7,400,000                       -
                                                              ===========================================================

See accompanying notes to consolidated financial statements.


                                                                        [LOGO]
                                                                          17

                   Notes to Consolidated Financial Statements

                Omni Insurance Group, Inc. ~ 1996 Annual Report



1.  Summary of Significant Accounting Policies

A. BASIS OF PRESENTATION
The consolidated financial statements have been prepared in conformity with generally accepted accounting principles which differ in some respects from statutory accounting practices followed in the preparation of financial statements submitted to state insurance departments (see Note 9).

B. PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Omni Insurance Group, Inc. ("Company"), a holding company, and its wholly owned insurance subsidiary, Omni Insurance Company ("Omni Insurance"). Omni Insurance owns all the issued and outstanding common stock of Omni Indemnity Company and Omni General Agency, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

C. NATURE OF OPERATIONS
The Company operates solely in the nonstandard automobile insurance industry. Its insurance subsidiaries operate in nine states including: Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, Tennessee, Texas and Virginia. In 1996, the Company wrote a significant amount of business in Florida and Texas, representing 27% and 20%, respectively, of gross premiums written.

The Company has not historically suffered material losses from severe storms or other catastrophes. In 1995, Hurricane Opal resulted in losses of less than $200,000. During 1995, the Company entered Texas, increasing its exposure to catastrophe in the form of hail. Effective January 1, 1996, the Company entered into a reinsurance treaty whereby it cedes 80% of its comprehensive premiums to a third-party reinsurer. The Company considered it prudent to obtain this type of coverage to minimize its exposure to large weather-related losses.

Increasing public interest in the availability and affordability of insurance has prompted legislative, regulatory and judicial activity in several states. This includes efforts to contain insurance prices, restrict underwriting practices and risk classifications, mandate rate reductions and refunds, eliminate or reduce exemptions from antitrust laws and generally expand regulation. These regulatory and judicial activities could impact the Company's premium volume.

D. INVESTMENTS
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Under SFAS No. 115, fixed maturity securities for which a company has the positive intent and ability to hold to maturity are classified as "held to maturity securities" and are reported at amortized cost. Fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. Fixed maturity and equity securities not classified as either held to maturity securities or trading securities are classified as "available for sale securities" and are reported at fair value, with unrealized gains and losses (net of deferred taxes) charged or credited as a separate component of stockholders' equity. The Company classifies its fixed maturity and equity securities as available for sale. A decline in the market value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

While it is the Company's intent to hold fixed maturity securities until the foreseeable future or until maturity, it may sell such securities in response to, among other things, market conditions, liquidity needs or interest rate fluctuations. Realized gains or losses on disposal of these investments are determined on a specific identification basis and are included in revenues.

The Company owns no on-balance sheet or off-balance sheet derivative instruments.


[LOGO]
  18

                   Notes to Consolidated Financial Statements
                                   (continued)

                 Omni Insurance Group, Inc. ~ 1996 Annual Report


E. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable:

Cash and Invested Cash
Cash and invested cash are carried at cost which is a reasonable estimate of fair value due to their short-term maturities.

Investment Securities
For investment securities (bonds and stocks), fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

F. PREMIUMS RECEIVABLE
Premiums receivable represent amounts due from policyholders and are generally secured by the unearned premiums of the related policy.

G. DEFERRED POLICY ACQUISITION COSTS
The costs of acquiring business, primarily commissions and underwriting expenses, are deferred (to the extent they are recoverable from future premium income) and amortized to earnings in relation to the amount of premiums earned. If necessary, investment income is considered in the determination of the recoverability of deferred policy acquisition costs.

An analysis of deferred policy acquisition costs follows:

                                                        Years ended December 31,
                                              -------------------------------------------
                                                   1996            1995           1994
                                              -------------------------------------------
Balance, beginning of period                  $  7,672,865      6,769,130      3,236,978
Acquisition costs deferred                      20,784,242     19,785,927     22,393,081
Amortized to expense during the period         (18,914,549)   (18,882,192)   (18,860,929)
                                              ------------------------------------------
Balance, end of period                        $  9,542,558      7,672,865      6,769,130
                                              ==========================================


H. UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES
A liability is provided for unpaid losses based upon aggregate formula and case-basis estimates for reported claims and an estimate for incurred but not reported losses based on past experience. A liability for loss adjustment expenses is provided by estimating future expenses to be incurred in settlement of the claims provided for in the liability for unpaid losses.

While the Company believes its estimates of unpaid losses and loss adjustment expenses are adequate, the ultimate settlement of claims may be more or less than such estimates.

I. REVENUE RECOGNITION
Premiums are recognized on the daily pro rata method over the respective terms of the policies.

J. INCOME TAXES
Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A consolidated federal income tax return is filed.

                                                                         [LOGO]
                                                                           19

                   Notes to Consolidated Financial Statements
                                  (continued)

                Omni Insurance Group, Inc. ~ 1996 Annual Report


K. DEPRECIATION
Depreciation on furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets (three to seven years).

L. GUARANTY FUNDS
The Company follows the practice of providing for guaranty fund assessments based upon estimates available for known insolvencies. It also provides for actual assessments received. Such assessments have not been material to date.

M. EARNINGS PER SHARE
Earnings per common share are based on the weighted average number of common shares outstanding. The effect of outstanding stock options on earnings per share is not material.

N. STOCK-BASED COMPENSATION
The Company accounts for its various stock-based compensation in accordance with the provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with APB Opinion No. 25, compensation expense is recorded on the grant date only to the extent that the current market price of the underlying stock exceeds the exercise price on the grant date.

On October 23, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock-based grants made in 1995 and future years as if the fair value-based method had been applied as defined in SFAS No. 123. The Company has elected to continue to apply the provisions set forth in APB Opinion No. 25 and follow the disclosure provisions of SFAS No. 123.

O. USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Similar to most companies with property and casualty insurance operations, the Company's gross and net reserve for unpaid losses and loss adjustment expenses and deferred policy acquisition costs, although supported by actuarial projections and other data, are ultimately based on management's reasonable expectations of future events. In addition, the realization of the Company's deferred income tax assets is dependent on generating sufficient future taxable income. It is reasonably possible that the expectations associated with these accounts could change in the near term (i.e., within one year) and that the effect of such changes could be material to the consolidated financial statements.

P. RECLASSIFICATIONS
Certain items in the prior years' financial statements have been reclassified to conform with the 1996 presentation.


[LOGO]
  20

                   Notes to Consolidated Financial Statements
                                  (continued)

                Omni Insurance Group, Inc. ~ 1996 Annual Report

2. Investments

Net investment income is summarized as follows:


                                                           1996                  1995                     1994
                                                       ----------------------------------------------------------
Fixed maturities                                       $ 4,133,964             4,134,999                3,517,269
Equity securities                                            2,126                 2,026                    1,967
Invested cash                                              370,821               489,847                  464,515
                                                       ----------------------------------------------------------
   Interest and dividend income                          4,506,911             4,626,872                3,983,751

Less investment expenses                                   426,194               388,276                  391,030
                                                       ----------------------------------------------------------
   Net investment income                               $ 4,080,717             4,238,596                3,592,721
                                                       ==========================================================

Realized and unrealized investment gains and losses were as follows:

                                                           1996                   1995                   1994
                                                       ----------------------------------------------------------
Realized gains:
  Fixed maturities                                     $    47,915                17,884                   17,155
  Equity securities                                           --                    --                    132,500
                                                       ----------------------------------------------------------
    Total gains                                             47,915                17,884                  149,655
                                                       ----------------------------------------------------------
Realized losses:
  Fixed maturities                                          (7,670)              (18,448)                 (49,280)
  Equity securities                                           --                    --                       --
                                                       ----------------------------------------------------------
    Total losses                                            (7,670)              (18,448)                 (49,280)
                                                       ----------------------------------------------------------

    Net realized investment gains (losses)                  40,245                  (564)                 100,375
                                                       ----------------------------------------------------------
Changes in unrealized gains (losses):
  Fixed maturities                                      (1,039,727)            4,272,057               (4,072,882)
  Equity securities                                         10,300                47,237                   19,049
                                                       ----------------------------------------------------------
    Net unrealized gains (losses)                       (1,029,427)            4,319,294               (4,053,833)
                                                       ----------------------------------------------------------

      Total realized and unrealized gains (losses)     $  (989,182)            4,318,730               (3,953,458)
                                                       ==========================================================

The amortized cost and estimated fair values of investments as of December 31, 1996 and 1995, are as follows:

                                                                          1996
                                                   ---------------------------------------------------
                                                                   Gross        Gross
                                                    Amortized    Unrealized   Unrealized   Estimated
                                                     Cost          Gains        Losses     Fair Value
                                                   ---------------------------------------------------
Available for sale:
  Fixed maturities:
     U.S. Treasury securities and
        obligations of U.S. Government
        corporations and agencies                  $17,248,024     121,368     (261,193)   17,108,199
     Obligations of states and
        political subdivisions                      43,195,299     667,093      (70,454)   43,791,938
     Corporate securities                           17,972,599     223,705      (53,652)   18,142,652
                                                   ---------------------------------------------------
         Total fixed maturities                     78,415,922   1,012,166     (385,299)   79,042,789

  Equity securities                                     89,174     122,889         --         212,063

Invested cash                                        5,264,275        --           --       5,264,275
                                                   ---------------------------------------------------

            Total investments                      $83,769,371   1,135,055     (385,299)   84,519,127
                                                   ===================================================



                                                                         [LOGO]
                                                                           21

                   Notes to Consolidated Financial Statements
                                  (continued)

                Omni Insurance Group, Inc. ~ 1996 Annual Report

                                                                        1995
                                             -------------------------------------------------------------
                                                                Gross           Gross
                                                Amortized     Unrealized      Unrealized       Estimated
                                                  Cost           Gains          Losses         Fair Value
                                             -------------------------------------------------------------
Available for sale:
  Fixed maturities:
   U.S. Treasury securities
     and obligations of U.S.
     Government corporations
     and agencies                            $ 19,248,063        316,497        (93,820)        19,470,740
  Obligations of states and
     political subdivision                     34,528,031        972,612        (25,867)        35,474,776
  Corporate securities                         20,042,319        540,973        (47,314)        20,535,978
  Mortgage-backed securities                       55,648          3,513              -             59,161
                                             -------------------------------------------------------------
     Total fixed maturities                    73,874,061      1,833,595       (167,001)        75,540,655

  Equity securities                                89,174        112,589              -            201,763

Invested cash                                   6,349,402              -              -          6,349,402
                                             -------------------------------------------------------------
         Total investments                   $ 80,312,637      1,946,184        (167,001)       82,091,820
                                             =============================================================

The amortized cost and estimated fair value of fixed maturities at December 31, 1996, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                           Amortized         Estimated
                                             cost            fair value
                                           ----------------------------
Due in one year or less                    $ 6,761,615        6,817,900
Due after one year through five years       40,237,456       40,298,546
Due after five years through 10 years       15,797,203       15,900,513
Due after 10 years                          15,619,648       16,025,830
                                           ----------------------------
Total fixed maturities                     $78,415,922       79,042,789
                                           ============================

An analysis of fixed maturities sold prior to call or maturity follows:

                                        1996          1995          1994
                                     --------------------------------------
Proceeds from sales                  $5,525,025     2,652,421    5,777,126
                                     ======================================

Gross realized gains on sales            47,915        17,884       14,350
Gross realized losses on sales           (6,049)      (16,050)     (22,126)
                                     --------------------------------------
  Net realized gains (losses)        $   41,866         1,834       (7,776)
                                     ======================================



Bonds and certificates of deposit carried at a value of approximately $6,780,000 and $4,083,000 were on deposit with insurance regulatory authorities at December 31, 1996 and 1995, respectively, in accordance with statutory requirements.



[LOGO]
  22

                  Notes to Consolidated Financial Statements
                                 (continued)

               Omni Insurance Group, Inc. ~ 1996 Annual Report

3. Unpaid Losses and Loss Adjustment Expenses

The following table presents information on changes in the liability for unpaid losses and loss adjustment expenses of the Company for the periods presented:


                                                               Years ended December 31,
                                                       ------------------------------------------
                                                           1996          1995             1994
                                                       ------------------------------------------
Liability for losses and loss adjustment expenses
  at beginning of year                                 $33,072,391     33,123,162      28,207,942
Less reinsurance recoverables on unpaid
  losses and loss adjustment expenses                    1,019,551      2,237,641       8,456,707
                                                       ------------------------------------------
Net liability for losses and loss adjustment
  expenses at beginning of year                         32,052,840     30,885,521      19,751,235
                                                       ------------------------------------------
Add:
  Losses and loss adjustment expenses
     net, for claims occurring:
     Current year                                       65,234,919     62,900,442      63,360,120
     Prior years                                         2,010,384      3,420,407         261,171
                                                       ------------------------------------------
       Total                                            67,245,303     66,320,849      63,621,291
                                                       ------------------------------------------
Less:
  Loss and loss adjustment expense
     payments net, for claims occurring:
     Current year                                       43,528,892      41,637,046     39,841,061
     Prior years                                        24,141,659      23,516,484     12,645,944
                                                       ------------------------------------------
       Total                                            67,670,551      65,153,530     52,487,005
                                                       ------------------------------------------
Net liability for losses and loss adjustment
  expenses at end of year                               31,627,592      32,052,840     30,885,521
Plus reinsurance recoverables on unpaid
  losses and loss adjustment expenses                    1,548,971       1,019,551      2,237,641
                                                       ------------------------------------------
Liability for losses and loss adjustment
  expenses at end of year                              $33,176,563      33,072,391     33,123,162
                                                       ==========================================


4. Reinsurance

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

From October 1, 1991, to January 1, 1994, Omni Insurance maintained a 35% quota share reinsurance treaty with a third-party reinsurer. Effective January 1, 1994, Omni Insurance cancelled this treaty and recaptured the reserves ceded for accident years 1992 and 1991. The reserves for accident year 1993 were recaptured effective January 1, 1995. On December 31, 1994, Omni Insurance entered into a new reinsurance agreement with a third-party reinsurer to limit its potential losses on insurance contracts. Under this agreement, Omni Insurance ceded 10% of its unearned premiums on December 31, 1994. Losses incurred on business in effect on that date were covered by the reinsurer up to their cession amount of 10%. Effective December 31, 1995, this treaty expired and Omni Insurance recaptured the outstanding reserves. Omni Insurance also maintains an excess-of-loss contract with another third-party reinsurer.


                                                                      [LOGO]
                                                                        23

                  Notes to Consolidated Financial Statements
                                 (continued)

               Omni Insurance Group, Inc. ~ 1996 Annual Report


Effective January 1, 1996, the Company entered into a catastrophe reinsurance treaty with a reinsurer rated A+ by A.M. Best. This treaty reinsures 80% of all comprehensive premiums and provides protection in the event of a large weather-related loss.

The effect of reinsurance ceded for the years ended December 31 is as follows:


                               1996                        1995                           1994
                   -------------------------------------------------------------------------------------
                       WRITTEN       EARNED        Written        Earned        Written       Earned
                   -------------------------------------------------------------------------------------
Gross premiums     $ 115,391,504  100,274,621    91,906,132     93,487,084    95,895,738     85,772,653

Ceded premiums       (13,437,320)  (9,394,285)   (2,388,674)    (5,892,656)    2,914,929     (2,068,821)
                   -------------------------------------------------------------------------------------
Net premiums       $ 101,954,184   90,880,336    89,517,458     87,594,428    98,810,667     83,703,832
                   ====================================================================================



                                                    1996            1995         1994
                                                ---------------------------------------
Losses and loss adjustment expenses incurred    $ 4,820,036      3,701,417      577,745
                                                =======================================
Commissions                                     $ 3,361,138      2,170,959      473,591
                                                =======================================


Reinsurance recoverables consist of the ceded portion of the liability for unpaid losses and loss adjustment expenses. Prepaid reinsurance premiums represent ceded unearned premiums.

During 1995, the Company began business in Texas through the county mutual system. The county mutual system is unique to Texas but provides for rate flexibility not afforded outside this system. This system requires a county mutual insurance company to act as the "Insurer" and a managing general agency to act as the selling agent for the Insurer. Omni Insurance established Omni General Agency, Inc. to act as the managing general agency. Since no new county mutual insurance companies can be formed, Omni Insurance has contracted with a company rated A+ by A.M. Best to front this business. In turn, Omni Insurance assumes 100% of the Insurer's premiums written.

Premiums assumed from the Insurer for 1996 and 1995 were approximately $23,500,000 and $3,200,000, respectively, and are included in "gross premiums written."

5. Stockholders' Equity

On May 9, 1995, the Board of Directors of the Company retired the 2,534,483 shares of common stock held in treasury. This transaction resulted in a decrease in common stock outstanding to $57,002 at December 31, 1995, compared with $82,346 at December 31, 1994, and a decrease in additional paid-in capital to $28,937,173 from $36,311,829 for the same periods, respectively.

The state of Illinois limits dividend distributions which Omni Insurance can pay to the Company for any 12-month period to the greater of 10% of surplus or statutory net income, including a portion of capital gains, of the preceding year. Additionally, the state of Illinois requires dividend distributions be paid out of earned, as distinguished from contributed, surplus. Accordingly, the maximum dividend Omni Insurance can pay, without prior approval of the Insurance Commissioner, is approximately $3,684,000 in 1997.


[LOGO]
  24

                  Notes to Consolidated Financial Statements
                                 (continued)

               Omni Insurance Group, Inc. ~ 1996 Annual Report

6. Income Taxes

The differences between actual income tax expense and "expected" income tax expense computed using the statutory federal income tax rate of 35% are as follows:


                                                       1996          1995           1994
                                                   ----------------------------------------
Expected federal income tax expense                $2,158,890      1,207,134      1,226,079
Increase (decrease) in federal income
  tax expense resulting from:
  Tax-exempt interest and dividend
    received deduction                               (527,201)      (518,985)      (420,277)
  Surtax exemption                                    (61,683)       (34,490)       (35,031)
  Prior year amounts                                 (300,000)             -              -
  Other, net                                           36,500        106,766        (13,535)
                                                   ----------------------------------------
      Total income taxes                           $1,306,506        760,425        757,236
                                                   ========================================


The Internal Revenue Service ("IRS") examined the Company's consolidated 1992 and 1993 tax returns and during 1995 issued a Revenue Agent Report submitting proposed adjustments to the Company's federal taxable income. The Company disagreed with the IRS's position and appealed the proposed adjustments through written protest. In order to cover any possible loss exposure from this issue, the Company established a $500,000 tax reserve.

The Company has subsequently reached a settlement with the IRS regarding these proposed adjustments. The settlement amount is proposed at less than the original amount and less than the $500,000 which the Company reserved for in 1995. Consequently, in 1996 the Company released $300,000 of the reserve.

Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995, are shown below.


                                                                           1996               1995
                                                                         ---------------------------
Deferred tax assets:
  Unearned premiums                                                      $3,038,000        2,286,000
  Loss reserve discounting                                                1,123,000        1,209,000
  Property  and equipment - principally due to depreciation allowance        34,000                -
  Reserve for premium tax assessment                                        461,000          461,000
  Other, net                                                                 98,000           71,000
                                                                         ---------------------------
      Total gross deferred tax assets                                     4,754,000        4,027,000
                                                                         ---------------------------
Deferred tax liabilities:
  Deferred policy acquisition costs                                       3,244,000        2,609,000
  Net unrealized gains on fixed maturities                                  213,000          567,000
  Property and equipment - principally due to depreciation allowance              -           18,000
  Other, net                                                                 47,000           38,000
                                                                         ---------------------------
      Total gross deferred tax liabilities                                3,504,000        3,232,000
                                                                         ---------------------------
        Net deferred tax assets                                          $1,250,000          795,000
                                                                         ===========================


In 1994, a valuation allowance of $500,000 was established which related to the unrealized depreciation on fixed maturities. In 1995, the Company's profitability outlook improved, and the change in the interest rate environment eliminated the net unrealized loss in the portfolio. In light of these changed circumstances,


                                                                      [LOGO]
                                                                        25

                  Notes to Consolidated Financial Statements
                                 (continued)

               Omni Insurance Group, Inc. ~ 1996 Annual Report

management considered the valuation allowance to be no longer necessary, and as of December 31, 1995, it was eliminated. This reversal of the valuation allowance occurred simultaneously with the establishment of the IRS tax reserve.

7. Leases

The Company leases office space under a noncancellable operating lease expiring August 31, 2000.

Future minimum lease payments under this lease as of December 31, 1996, are as follows:

                    1997                                            $   742,152

                    1998                                                890,331

                    1999                                                974,134

                    2000                                                671,252
                                                                    -----------
                     Total future minimum lease payments            $ 3,277,869
                                                                    ===========

Rent expense for 1996, 1995 and 1994 totaled $642,196, $441,980 and $348,357, respectively.

On August 9, 1996, the Company entered into a noncancellable sublease agreement which leases a portion of the Company's office space to an unrelated third party. The sublease payments for the remaining period of the sublease are $116,025, $139,805, $144,648 and $98,154 for the years 1997 - 2000, respectively.

8. Employee Benefit and Incentive Plans

On July 29, 1993, the Company adopted the 1993 Incentive Stock Option Plan, the 1993 Nonqualified Stock Option Plan and the 1993 Nonemployee Director Nonqualified Stock Option Plan which reserved 100,000, 400,000 and 50,000 shares, respectively, for issuance under the plans. Options granted under the plans are at a price not less than fair market value at the date of grant, have a term of ten years and are subject to certain vesting requirements. As of December 31, 1996, 1995 and 1994, there were 167,068, 168,743 and 167,061 options outstanding, respectively, under these plans. Outstanding options are exercisable at prices ranging from $6.50 to $14.00 per share. At December 31, 1996, 1995 and 1994, a total of 100,441, 69,002 and 39,552 options, respectively, were exercisable.

In addition to the stock options, the Company has established a key executive bonus plan. Awards under this plan are primarily cash awards, with additional awards of restricted stock based on the total award amount. The number of shares of restricted stock awarded under this plan during 1996 was not significant; thus pro forma net income and earnings per share disclosures are not included.

The Company has a defined contribution plan intended to be a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code. Eligible participants include all officers and employees at least 21 years of age and with a minimum one year of service. Employee contributions (up to 15% of defined compensation) are matched 50% by the Company up to a limit of 6% of the participant's compensation. The participants vest in the Company's matched contributions in equal increments over a five-year period beginning in the third year of service. Contribution expense related to the savings plan for the years ended December 31, 1996, 1995 and 1994 approximated $105,000, $82,000 and
$44,000, respectively.


[LOGO]
  26

                  Notes to Consolidated Financial Statements
                                 (continued)

               Omni Insurance Group, Inc. ~ 1996 Annual Report


9. Statutory Capital and Surplus

Statutory accounting practices for insurance companies differ from generally accepted accounting principles ("GAAP"). A reconciliation of the statutory capital and surplus of the Company's insurance subsidiaries to the Company's stockholders' equity at December 31, 1996, 1995 and 1994 is as follows:


                                                                1996             1995               1994
                                                            -----------------------------------------------
Statutory capital and surplus                               $36,840,413        35,388,351        34,256,956
GAAP adjustments:
   Deferred policy acquisition costs                          9,542,558         7,672,865         6,769,130
   Unrealized appreciation (depreciation)
     on fixed maturities                                        641,867         1,681,594        (2,589,362)
   Non-admitted assets                                        1,507,503         1,503,661         1,067,743
   Deferred income taxes                                      1,250,000           795,000         1,413,000
   Excess of statutory reserves over statement
      reserves                                                1,430,000                 -                 -
                                                            -----------------------------------------------
      GAAP stockholders' equity                              51,212,341        47,041,471        40,917,467

Noninsurance company adjustments:
   Other                                                        968,771           957,317         1,542,497
                                                            -----------------------------------------------
      Stockholders' equity as presented herein              $52,181,112        47,998,788        42,459,964
                                                            ===============================================


A reconciliation of the statutory net income of the Company's insurance subsidiaries to the Company's net income for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                               1996               1995            1994
                                                            ---------------------------------------------
Statutory net income (loss)                                 $2,856,302          1,516,280        (770,618)
GAAP adjustments:
   Deferred policy acquisition costs                         1,869,693            903,735       3,532,151
   Deferred income taxes                                       105,000            351,000         198,000
                                                            ---------------------------------------------
      GAAP net income                                        4,830,995          2,771,015       2,959,533

Noninsurance company adjustments:
   Income taxes                                                440,760             40,336         117,166
   Other                                                      (410,004)          (122,821)       (330,852)
                                                            ---------------------------------------------
      Net income as presented herein                        $4,861,751          2,688,530       2,745,847
                                                            =============================================

10. Contingencies

The Florida Department of Revenue ("Department") conducted an audit of the premium tax returns filed by Omni Insurance for the years 1987 through 1991. The Department made adjustments to these returns that increase the premium tax liability, including penalties and interest. No audit has been conducted for years 1992 and 1993; however, similar issues may exist for these two years which could result in an additional assessment. Due to the redomestication of Omni Insurance, no similar exposure exists after 1993.

Omni Insurance administratively protested the assessment proposed by the Department for the years 1987 through 1991. In May 1995, Omni Insurance received notice from the Department that it had denied Omni Insurance's protest and issued a notice of final assessment. As a result, Omni Insurance filed suit against the


                                                                         [LOGO]
                                                                           27

                  Notes to Consolidated Financial Statements
                                 (continued)

               Omni Insurance Group, Inc. ~ 1996 Annual Report


Department to further contest the assessment. Following the July 1995 filing of such suit, a Florida trial court rendered a decision in another case involving similar issues. This decision was adverse to the taxpayer, after the taxpayer had initially been granted summary judgment in its favor. The taxpayer appealed that case and filed a brief on appeal of the verdict previously rendered. During the quarter ended June 30, 1996, the Appeals Court rendered a decision that was adverse to the taxpayer, denied its claim for rehearing and denied its request to be heard by the Florida Supreme Court.

Omni Insurance strongly disagreed with the decision of the trial court and filed an Amicus Brief supporting the unrelated taxpayer's position. Based on the trial court verdict, Omni management considered it prudent and necessary to establish a reserve to cover any possible loss exposure related to this issue. Accordingly, a reserve of $1,460,000 was established during 1995. Omni Insurance's suit is still pending.


11. Quarterly Financial Data (Unaudited)


                                                                             1996
                                               ----------------------------------------------------------------
                                                     1ST              2ND             3RD                4TH
                                               ----------------------------------------------------------------
Total revenues                                 $  21,341,232      22,514,862       24,092,007        27,077,933
Earnings before income taxes                   $   1,581,591       1,645,815        1,687,354         1,253,497
Net earnings                                   $   1,157,591       1,207,815        1,234,354         1,261,991
Net earnings per share                         $         .20             .21              .22               .22
Weighted average shares outstanding                5,700,150       5,700,150        5,700,150         5,700,150



                                                                             1995
                                               ----------------------------------------------------------------
                                                     1ST              2ND             3RD                4TH
                                               ----------------------------------------------------------------
Total revenues                                 $  21,714,852       23,224,725      23,799,056        23,090,605
Earnings (loss) before income taxes            $     518,579         (463,631)      1,460,466         1,933,541
Net earnings (loss)                            $     471,579         (211,631)      1,092,466         1,336,116
Net earnings (loss) per share                  $         .08             (.04)            .19               .23
Weighted average shares outstanding                5,700,150        5,700,150       5,700,150         5,700,150


[LOGO]
  28

                        Report of Independent Auditors

               Omni Insurance Group, Inc. ~ 1996 Annual Report


The Board of Directors
Omni Insurance Group, Inc.:


We have audited the accompanying consolidated balance sheets of Omni Insurance Group, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Omni Insurance Group, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, in 1994.



                                          /s/ KPMG Peat Marwick LLP


Atlanta, Georgia
February 14, 1997


                                                                      [LOGO]
                                                                        29

                       Directors and Corporate Officers

               Omni Insurance Group, Inc. ~ 1996 Annual Report

Board of Directors

Dudley L. Moore, Jr.
   Chairman and Chief Executive Officer
   Omni Insurance Group, Inc.

J. Paul Kennedy
   President and Chief Operating Officer
   Omni Insurance Group, Inc.

Randolph G. Brown(2)
   Private Investor

John E. Cay, III(1)
   President
   Palmer & Cay, Inc.
   (insurance brokerage)

Don L. Chapman(1, 2)
   President
   Tug Manufacturing Corporation
   (airline equipment manufacturer)

John W. Rooker(1)
   Chairman
   John W. Rooker & Associates
   (real estate development)
   Southern Bonded Warehouse Company
   (warehouse and distribution)

S. Stephen Selig, III(2)
   Chairman and President
   Selig Enterprises, Inc.
   (real estate development)


Corporate Officers

Dudley L. Moore, Jr.
   Chairman of the Board and
   Chief Executive Officer

J. Paul Kennedy
   President and Chief Operating Officer

Lawrence J. Korth
   Senior Vice President - Sales and Marketing

Carl J. Leo
   Senior Vice President - Actuarial

David S. Peters
   Senior Vice President - Customer Service and Human Resources

Susan H. Scalf
    Senior Vice President - Finance, Legal and
    Regulatory Services and Treasurer

Lowell E. Sims
    Senior Vice President - Data Processing and
    Administrative Services

Mary E. Skeeles
    Senior Vice President - Claims

K. Renee Weese
    Senior Vice President - Product Management and Secretary


(1) Member of the compensation committee
(2) Member of the audit committee



[LOGO]
  30

                           Stockholder Information

               Omni Insurance Group, Inc. ~ 1996 Annual Report


Corporate Offices
   Omni Insurance Group, Inc.
   1000 Parkwood Circle
   Atlanta, Georgia 30339
   (770) 952-4500


Registrar and Transfer Agent
   First Union National Bank of North Carolina
   230 South Tryon Street
   Charlotte, North Carolina 28288
   (704) 374-6531


Independent Public Accountants
   KPMG Peat Marwick LLP
   Atlanta, Georgia


Annual Meeting of Stockholders
   11:00 a.m. Tuesday, May 13, 1997
   Corporate Offices


Annual Report on Form 10-K
     A copy of the Annual Report on Form 10-K for Omni Insurance Group, Inc. for the year ended December 31, 1996, filed with the Securities and Exchange Commission, may be obtained without charge by writing Susan H. Scalf, Senior Vice President and Treasurer, at the corporate address.

Market and Dividend Information
     Omni Insurance Group, Inc.'s common stock trades on The Nasdaq Stock Market under the symbol OMGR. As of March 21, 1997, the Company had approximately 1,000 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.

     The following table sets forth the reported high and low sales prices for Omni's common stock as reported by Nasdaq:



                                         High       Low
---------------------------------------------------------
1996
----
First Quarter                            9 1/2      8 3/8
Second Quarter                          10          8 1/4
Third Quarter                            9 1/4      7 7/8
Fourth Quarter                          10          8 3/4


1995
----
First Quarter                            9          5 1/2
Second Quarter                           8 3/4      6 1/4
Third Quarter                            7 1/2      6 1/4
Fourth Quarter                           9 3/4      7



     Omni Insurance Group, Inc. did not declare or pay cash dividends on its common stock during the year ended December 31, 1996. The Company does not plan to pay cash dividends on its common stock in order to retain earnings to support the growth of its business.


                                                                      [LOGO]
                                                                        31

                                 Core Values



                                 Excellence
                              Surpassing others


                                  COMMITMENT
                             A pledge or promise

                                  Creativity
                             Imaginative behavior

                                  ENTHUSIASM
                         Inspiring zeal or excitement

                                  Integrity
                        Adherence to sound principles







[LOGO]
  32

                                     OMNI
                          Omni Insurance Group, Inc.
                             1000 Parkwood Circle
                            Atlanta, Georgia 30339
                                 (770)952-4500